UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 15 September, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 31 August 2023: Grant and acceptance of share awards by directors, prescribed officers and the company secretary of Sasol Limited and directors of major subsidiaries of Sasol Limited

Sens Announcement dated 7 September 2023: Dealings in securities by directors and prescribed officers of Sasol Limited, the Company Secretary and directors of major subisidiaries of Sasol Limited

Sens Announcements dated 14 September 2023: Grant and acceptance of share award by a director of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS, PRESCRIBED OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), it is hereby announced that executive directors, prescribed officers and the company secretary of Sasol, and directors of its major subsidiaries, have been granted, and have accepted, conditional share awards in terms of Sasol's Long-Term Incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following annual share awards made on 28 August 2023 in accordance with the rules of the Plan. The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of corporate performance targets approved by the Board.

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	28 August 2023
Acceptance date:	7 September 2023
Vesting periods:	In respect of performance shares (70% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (30% of the award): 100% after 5 years
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[2]
Baloyi, S	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	32 325	7 713 391,50

Grobler, F R	Sasol Limited: Director	86 491	20 638 482,42
Kahla, V D	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	38 537	9 195 698,94
Mabelane, B P	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	38 358	9 152 985,96
Mokoena, C K	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	31 655	7 553 516,10
Rossouw, H A	Sasol Limited: Director	44 086	10 519 801,32

Note 1 Strike price per share is nil. The shares were awarded at R238,62 being the closing price on 25 August 2023.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:	28 August 2023
Acceptance date:	7 September 2023
Vesting periods:	In respect of performance shares (70% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (30% of the award): 100% after 5 years
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR:[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	**Company and designation**	**Number of shares**	**Total value of the transaction (USD)**[2]
Griffith, B V	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	53 337	682 713,60

Note 1 Strike price per share is nil. The shares were awarded at US$12,80 being the closing price on 25 August 2023.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

The following annual share awards have been made to the company secretary of Sasol Limited and directors of its major subsidiaries:

Award date:	28 August 2023
Acceptance date:	7 September 2023
Vesting periods:	a: 50% after 3 years and the balance after 5 years b: 100% after 3 years 25% to 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	**Company and designation**	**Number of shares**	**Total value of the transaction (ZAR)**[2]
Baijnath, B[a]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	12 392	2 956 979,04
Du Toit, M[b]	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	7 505	1 790 843,10
Laxa, R M[a]	Sasol South Africa Limited: Director	12 625	3 012 577,50

Mokomela, D T[b]	Sasol South Africa Limited: Director	7 080	1 689 429.60
Nndwammbi, N G[a]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	10 617	2 533 428,54
Powys, M L[b]	Sasol Oil (Pty) Ltd: Director	5 133	1 224 836,46

Note 1 Strike price per share is nil. The shares were awarded at R238,62 being the closing price on 25 August 2023.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:	28 August 2023
Acceptance date:	7 September 2023
Vesting periods:	a: 50% after 3 years and the balance after 5 years b: 100% after 3 years 25% to 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	**Company and designation**	**Number of shares**	**Total value of the transaction (USD)[2]**
Stofberg, N[b]	Sasol Chemicals (USA) LLC: Director	10 579	135 411,20
Stouder, E[a]	Sasol Chemicals (USA) LLC: Director	19 765	252 992,00

Note 1 Strike price per share is nil. The shares were awarded at US$12,80 being the closing price on 25 August 2023.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

31 August 2023
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

DEALINGS IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED, THE COMPANY SECRETARY AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by the executive directors and prescribed officers of Sasol, its Company Secretary and directors of its major subsidiaries.

The persons below have transacted in securities awarded and accepted in 2018 in terms of the rules of the long-term incentive (LTI) plan.

The performance, against the Corporate Performance Targets, of the 2018 LTI award was assessed and reported at the first vesting date in 2021. The balance of the 2018 award was subject to an additional two-year service period which has now come to an end.

Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.

Transaction date:	4 September 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
F R Grobler	Sasol Limited: Director	2 835	245,11	694 886,85
C K Mokoena	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	1 423	245,11	348 791,53

Transaction date:	4 September 2023
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)*	Total value of the transaction (ZAR)
B Baijnath	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	1 572	247,4032	388 917,83
M du Toit	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	1 063	247,4032	262 989,60
V D Kahla	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	2 997	247,4032	741 467,39
R M Laxa	Sasol South Africa Limited: Director	1 523	247,4032	376 795,07
C K Mokoena	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	1 314	247,4032	325 087,81

* Average selling price per share is based on transactions effected by the Company on 4 September 2023. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
4 September 2023	248,1200	246,5000	247,4032

Transaction date:	4 September 2023
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (USD)	Total value of the transaction (USD)
B V Griffith	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	1 362	13,10	17 842,20

Transaction date:	4 September 2023
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (USD)*	Total value of the transaction (USD)
B V Griffith	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	642	13,3326	8 559,53
E Stouder	Sasol Chemicals (USA) LLC: Director	1 663	13,3326	22 172,11

* Average selling price per share is based on transactions effected by the Company on 5 September 2023. Proceeds are allocated to the shares sold by directors / prescribed officers, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (USD)	Lowest price (USD)	Volume Weighted Average Price (USD)
5 September 2023	13,500	13,0700	13,3326

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

7 September 2023
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

GRANT AND ACCEPTANCE OF A SHARE AWARD BY A DIRECTOR OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), it is hereby announced that a director of major subsidiaries of Sasol Limited has been granted, and has accepted, a conditional share award in terms of Sasol's Long-Term Incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as appropriate, approved the following retention share award made on 11 September 2023 in accordance with the rules of the LTI Plan. The vesting of the award will be subject to a service condition of 3 years.

The rules of the Plan are available on the Sasol website at www.sasol.com.

Award date:	11 September 2023
Acceptance date:	21 September 2023
Vesting periods:	100% after 3 years
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R0,00
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[2]
Baijnath, B	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	9 205	2 249 978,15

Note 1 Strike price per share is nil. The shares were awarded at R244,43 being the closing price on 8 September 2023.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

14 September 2023
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 September 2023

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary